

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2022

Oren Elkayam
Chief Executive Officer
Mobilicom Ltd
1 Rakefet Street
Shoham, Israel 6083705

> **Re: Mobilicom Ltd**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted March 24, 2022**
> **CIK No. 0001898643**

Dear Mr. Elkayam:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Confidential Draft Registration Statement on Form F-1 submitted on March 24, 2022

If we are classified, page 29

1.   Please update this risk factor in light of your revisions on page 84, explaining the reasons underlying the possibility you will qualify as a PFIC.

Impact of the Continuing COVID-19 Pandemic, page 42

2.   We note your response to prior comment 3. Please disclose more specifically whether and how your business has been materially impacted by supply chain disruptions. For example, discuss whether you have: (1) suspended the production, purchase, sale or maintenance of certain item or delayed projects; (2) experienced labor shortages that have

impacted your business; (3) experienced higher costs due to constrained capacity at various points in the supply chain; or (4) experienced surges or declines in consumer demand for which you are unable to adequately adjust your supply.

<u>Manufacturing and Assembly, page 54</u>

3.   Please revise to discuss the "recently established" manufacturing capability added to your disclosure in response to prior comment 3.

 You may contact Charles Eastman at (202) 551-3794 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Greg Sichenzia